 FORM 53-901F SECURITIES ACT (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 SECURITIES ACT (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 146(1)

[NOTE: Every report required to be filed under the foregoing Acts shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".]

[NOTE: Where this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL", and everything that is required to be filed shall be placed in an envelope addressed to the Commission marked "CONFIDENTIAL".]

1. Reporting Issuer

Full name of the Issuer:

CARDERO RESOURCE CORP. (the "Company")

The address of the principal office in Canada of the reporting issuer is as follows:

Suite 1901 - 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3

PHONE: (604) 408-7488

2. Date of Material Change

December 11, 2003

3. Press Release

The date and place(s) of issuance of the press release are as follows:

December 11, 2003

The Press Release was released to TSX Venture Exchange, being the only exchange upon which the shares of the Company are listed, and through various other approved public media.

4. Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Cardero Resource Corp. closes $5,882,250 brokered private placement (announced in a press release dated October 20, 2003).

5. Full Description of Material Change

Cardero Resource Corp. announces that on December 10, 2003 it closed the brokered private placement of 3,565,000 units (the "Units") at a price of $1.65 per unit announced October 20, 2003, raising gross proceeds of $5,882,250 (the "Offering"). Each Unit consisted of one common share and one-half of a common share purchase warrant. Each full warrant is exercisable to acquire one additional common share at a price of $2.25 per share until December 10, 2004. Pacific International Securities Inc., Salman Partners Inc. and Canaccord Capital Corporation were the agents for the Offering ("Agents").

The Agents received an aggregate commission of $61,004 in cash plus 176,927 Units and Pacific International Securities Inc., as lead Agent, received a corporate finance fee of $30,000. In addition, the Agents received agents' options (the "Agents' Options") entitling the Agents to purchase up to 356,500 units of the Company ("Agent's Units") at a price of $1.70 per Agents' Unit until December 10, 2004. Each Agents' Unit consists of one common share and one-half of a common share purchase warrant, with each full warrant being exercisable to acquire one additional common share at a price of $2.30 until December 10, 2004.

All of the securities issued in connection with the Offering, including the Agents' Units and Agents' Options, are subject to a hold period in Canada until April 11, 2004. The gross proceeds of the Offering are intended to be used to fund property payments, taxes and exploration programs on the Company's exploration projects in Argentina, Mexico and Peru, for ongoing mineral property investigations and the acquisition of additional mineral properties, and for general and administrative expenses and working capital. Following the completion of the Offering and recent warrant exercises, the Company is now well positioned to pursue its corporate objectives, having approximately $10 million in working capital.

None of the foregoing securities have been, nor will they be, registered with the U.S. Securities and Exchange Commission and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Unites States Securities Act of 1933 and any applicable State securities laws.

6. Reliance on Section 85(2) of the Securities Act (British Columbia) or,
Reliance on Section 118(2) of the Securities Act (Alberta)

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Marla K. Ritchie, Corporate Secretary
Suite 1901, 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3

PHONE: (604) 408-7488

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 11th day of December, 2003.

"Marla K. Ritchie" (signed)
Marla K. Ritchie, Corporate Secretary